Exhibit 99.2
ASML — Summary U.S. GAAP Consolidated Statements of Operations1

	Three months ended,				Six months ended,
(in thousands EUR, except per share data)	Jul 2, 2006		Jul 1, 2007		Jul 2, 2006		Jul 1, 2007

Net system sales	840,817		830,809		1,393,919		1,689,756
Net service and field option sales	100,937		104,405		177,226		205,700

Total net sales	941,754		935,214		1,571,145		1,895,456

Cost of sales	560,831		550,695		938,601		1,118,338

Gross profit on sales	380,923		384,519		632,544		777,118

Research and development costs, net of credits	92,320		120,310		179,331		236,752
Amortization of in process R&D	—		—		—		23,148
Selling, general and administrative costs	51,023		56,396		101,290		112,726

Income from operations	237,580		207,813		351,923		404,492
Interest income (expense)	(1,888)		8,170		(6,264)		18,430

Income from operations before income taxes	235,692		215,983		345,659		422,922
Provision for income taxes	(68,580)		(55,475)		(98,513)		(109,114)

Net income	167,112		160,508		247,146		313,808

Basic net income per ordinary share	0.35		0.34		0.51		0.66
Diluted net income per ordinary share	0.33	[2]	0.33	[2]	0.49	[2]	0.64	[2]

Number of ordinary shares used in computing per share amounts (in thousands):
Basic	479,058		470,395		482,037		471,984
Diluted	539,203	[2]	499,436	[2]	542,550	[2]	501,063	[2]
ASML — Ratios and Other Data1

	Three months ended,		Six months ended,
	Jul 2, 2006	Jul 1, 2007	Jul 2, 2006	Jul 1, 2007

Gross profit as a % of net sales	40.4	41.1	40.3	41.0
Income from operations as a % of net sales	25.2	22.2	22.4	21.3
Net income as a % of net sales	17.7	17.2	15.7	16.6
Shareholders’ equity as a % of total assets	42.1	47.5	42.1	47.5
Income taxes as a % of income before income taxes	29.1	25.7	28.5	25.8
Sales of new systems (in units)	58	65	97	131
Sales of used systems (in units)	14	4	26	15
Sales of systems total (in units)	72	69	123	146
Backlog new systems (in units)	114	103	114	103
Backlog used systems (in units)	13	6	13	6
Backlog systems total (in units)	127	109	127	109
Net bookings new systems (in units)	78	22	125	81
Net bookings used systems (in units)	15	8	30	11
Net bookings total (in units)	93	30	155	92
Number of employees	5,209	6,213	5,209	6,213

ASML — Summary U.S. GAAP Consolidated Balance Sheets1

(in thousands EUR)	Dec 31, 2006	Jul 1, 2007

ASSETS
Cash and cash equivalents	1,655,857	2,299,259
Accounts receivable, net	672,762	567,767
Inventories, net	808,481	972,943
Other current assets	288,938	315,389

Total current assets	3,426,038	4,155,358

Other assets	236,031	245,970
Intangible assets, net	18,076	189,921
Property, plant and equipment, net	270,890	313,507

Total assets	3,951,035	4,904,756

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,181,413	1,321,447
Convertible subordinated debt	380,000	380,000
Other long term debt and deferred liabilities	233,167	875,567
Shareholders’ equity	2,156,455	2,327,742

Total liabilities and shareholders’ equity	3,951,035	4,904,756
ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows1

	Three months ended,		Six months ended,
(in thousands EUR)	Jul 2, 2006	Jul 1, 2007	Jul 2, 2006	Jul 1, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	167,112	160,508	247,146	313,808
Depreciation and amortization	20,713	27,032	42,831	77,464
Change in tax assets and liabilities	65,310	11,088	11,760	41,997
Change in assets and liabilities	76,870	61,700	(190,768)	356

Net cash provided by operating activities	330,005	260,328	110,969	433,625

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(14,021)	(39,723)	(30,940)	(75,512)
Proceeds from sale of property, plant and equipment	673	9,923	1,366	14,229
Purchase of intangible assets	—	(2,875)	—	(204,544)
Acquired financial fixed assets	—	—	—	744
Acquired cash	—	—	—	6,127

Net cash used in investing activities	(13,348)	(32,675)	(29,574)	(258,956)

CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of shares	(252,604)	—	(252,604)	(156,253)
Net proceeds from issuance of shares and stock options	6,851	14,991	14,709	33,064
Excess tax benefits from stock options	—	111	—	738
Net proceeds from issuance of bonds	—	593,790	—	593,790
Redemption and/or repayment of debt	(303)	(111)	(613)	(345)

Net cash provided by (used in) financing activities	(246,056)	608,781	(238,508)	470,994

Net cash flows	70,601	836,434	(157,113)	645,663
Effect of changes in exchange rates on cash	(10,199)	(387)	(16,029)	(2,261)

Net increase (decrease) in cash & cash equivalents	60,402	836,047	(173,142)	643,402

ASML — Quarterly Summary U.S. GAAP Consolidated Statements of Operations1

	Three months ended,
	Jul 2,	Oct 1,	Dec 31,	Apr 1,	Jul 1,
(in millions EUR)	2006	2006	2006	2007	2007

Net system sales	840.8	856.5	978.6	858.9	830.8
Net service and field option sales	100.9	101.9	88.9	101.3	104.4

Total net sales	941.7	958.4	1,067.5	960.2	935.2

Cost of sales	560.8	567.5	628.9	567.6	550.7

Gross profit on sales	380.9	390.9	438.6	392.6	384.5

Research and development costs, net of credits	92.3	100.3	106.9	116.5	120.3
Amortization of in process R&D	—	—	—	23.1	—
Selling, general and administrative costs	51.0	51.4	52.1	56.3	56.4

Income from operations	237.6	239.2	279.6	196.7	207.8
Interest income (expense)	(1.9)	(0.4)	5.7	10.3	8.2

Income from operations before income taxes	235.7	238.8	285.3	207.0	216.0
Provision for income taxes	(68.6)	(66.8)	(79.8)	(53.7)	(55.5)

Net income	167.1	172.0	205.5	153.3	160.5
ASML — Quarterly Summary Ratios and other data1

	Three months ended,
	Jul 2,	Oct 1,	Dec 31,	Apr 1,	Jul 1,
	2006	2006	2006	2007	2007

Gross profit as a % of net sales	40.4	40.8	41.1	40.9	41.1
Income from operations as a % of net sales	25.2	25.0	26.2	20.5	22.2
Net income as a % of net sales	17.7	17.9	19.3	16.0	17.2
Shareholders’ equity as a % of total assets	42.1	45.2	54.6	53.5	47.5
Income taxes as a % of income before income taxes	29.1	28.0	28.0	25.9	25.7
Sales of new systems (in units)	58	59	64	66	65
Sales of used systems (in units)	14	12	8	11	4
Sales of systems total (in units)	72	71	72	77	69
Backlog new systems (in units)	114	143	153	146	103
Backlog used systems (in units)	13	8	10	2	6
Backlog systems total (in units)	127	151	163	148	109
Value of backlog new systems (EUR million)	1,785	2,099	2,120	2,157	1,718
Value of backlog used systems (EUR million)	45	27	26	6	27
Value of backlog systems total (EUR million)	1,830	2,126	2,146	2,163	1,745
Net bookings new systems (in units)	78	88	74	59	22
Net bookings used systems (in units)	15	7	10	3	8
Net bookings total (in units)	93	95	84	62	30
Number of employees	5,209	5,388	5,594	5,975	6,213

ASML — Summary U.S. GAAP Consolidated Balance Sheets1

	Jul 2,	Oct 1,	Dec 31,	Apr 1,	Jul 1,
(in millions EUR)	2006	2006	2006	2007	2007

ASSETS
Cash and cash equivalents	1,731.5	1,580.9	1,655.9	1,463.2	2,299.3
Accounts receivable, net	540.3	674.5	672.7	648.6	567.8
Inventories, net	916.2	837.2	808.5	906.7	972.9
Other current assets	220.7	263.8	288.9	310.5	315.4

Total current assets	3,408.7	3,356.4	3,426.0	3,329.0	4,155.4

Other assets	218.0	196.9	236.0	216.4	246.0
Intangible assets, net	21.5	19.7	18.1	194.6	189.9
Property, plant and equipment, net	287.0	281.5	270.9	288.5	313.5

Total assets	3,935.2	3,854.5	3,951.0	4,028.5	4,904.8
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,655.6	1,518.6	1,181.4	1,221.3	1,321.5
Convertible subordinated debt	380.0	380.0	380.0	380.0	380.0
Other long term debt and deferred liabilities	242.2	214.4	233.1	270.7	875.6
Shareholders’ equity	1,657.4	1,741.5	2,156.5	2,156.5	2,327.7

Total liabilities and shareholders’ equity	3,935.2	3,854.5	3,951.0	4,028.5	4,904.8
ASML — Summary U.S. GAAP Consolidated Statements of Cash Flows1

	Three months ended,
	Jul 2,	Oct 1,	Dec 31,	Apr 1,	Jul 1,
(in millions EUR)	2006	2006	2006	2007	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	167.1	172.0	205.5	153.3	160.5
Depreciation and amortization	20.7	29.6	32.0	50.4	27.0
Change in tax assets and liabilities	65.3	61.8	(45.2)	30.9	11.1
Change in assets and liabilities	76.9	(261.2)	172.0	(61.3)	61.7

Net cash provided by operating activities	330.0	2.2	364.3	173.3	260.3
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(14.0)	(16.6)	(23.1)	(35.8)	(39.7)
Proceeds from sale of property, plant and equipment	0.7	1.3	2.5	4.3	9.9
Purchases of intangible assets	—	—	(0.1)	(201.6)	(2.9)
Acquired financial fixed assets	—	—	—	0.7	—
Acquired cash	—	—	—	6.1	—

Net cash used in investing activities	(13.3)	(15.3)	(20.7)	(226.3)	(32.7)
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of shares	(252.6)	(148.1)	(277.6)	(156.3)	—
Net proceeds from issuance of shares and stock options	6.8	9.4	13.5	18.1	15.0
Excess tax benefits from stock options	—	—	1.1	0.6	0.1
Net proceeds from issuance of bonds	—	—	—	—	593.8
Redemption and/or repayment of debt	(0.3)	(0.3)	(7.4)	(0.2)	(0.1)

Net cash provided by (used in) financing activities	(246.1)	(139.0)	(270.4)	(137.8)	608.8

Net cash flows	70.6	(152.1)	73.2	(190.8)	836.4
Effect of changes in exchange rates on cash	(10.2)	1.5	1.8	(1.9)	(0.4)

Net increase (decrease) in cash & cash equivalents	60.4	(150.6)	75.0	(192.7)	836.0

ASML — Notes to the Summary U.S. GAAP Consolidated Financial Statements
Basis of Presentation
ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’).
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer premises.
For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of these elements. Revenue from installation services and service contracts provided to our customers is initially deferred and is recognized when the installation is completed and, in case of service contracts, over the life of those contracts. Revenue from extended and enhanced warranty is recognized in income on a straight-line basis over the contract period. The costs of providing services under extended and enhanced warranty are recognized when they occur.
Stock options
On January 1, 2006, ASML implemented the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (SFAS 123(R)), using the modified prospective transition method. SFAS 123(R) requires companies to recognize the cost of employee services received (compensation costs) in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. Using the modified prospective transition method of adopting SFAS 123(R), ASML began recognizing compensation cost for equity-based awards granted, modified, repurchased, or cancelled after the required effective date of January 1, 2006. Additionally, compensation cost for the portion of equity-based awards for which the requisite service has not been rendered that are outstanding as of January 1, 2006 are also recognized as the requisite service is rendered on or after that date. Compensation costs are then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

The compensation cost for that portion of awards is based on the grant-date fair value of those awards as calculated under SFAS 123 “Accounting for Stock-Based Compensation” for pro forma disclosures.
Under the modified prospective transition method, no restatement of prior interim periods and fiscal years has been made. Prior to January 1, 2006, ASML measured compensation cost for its stock option plans using the intrinsic value method under APB 25 “Accounting for stock issued to employees” and related interpretations. As the exercise price of all stock options granted under these plans was not below the fair market price of the underlying common stock on the grant date, no compensation costs were recognized in the consolidated statements of operations.

ASML – Reconciliation U.S. GAAP – IFRS1

Net income	Three months ended,		Six months ended,
(in thousands EUR)	Jul 2, 2006	Jul 1, 2007	Jul 2, 2006	Jul 1, 2007

Net income under U.S. GAAP	167,112	160,508	247,146	313,808
Share-based Payments (see Note 1)	(36)	(108)	273	14
Capitalization of development costs (see Note 2)	10,312	(2,701)	22,498	19,982
Convertible Subordinated Notes (see Note 3)	(7,777)	(2,220)	(15,467)	(4,397)
Other (see Note 4)	—	—	—	(7,648)

Net income under IFRS	169,611	155,479	254,450	321,759
Shareholders’ equity

	Jul 2,	Oct 1,	Dec 31	Apr 1,	Jul 1,
(in thousands EUR)	2006	2006	2006	2007	2007

Shareholders’ equity under U.S. GAAP	1,657,449	1,741,492	2,156,455	2,156,472	2,327,742
Share-based Payments (see Note 1)	2,095	5,269	343	523	3,924
Capitalization of development costs (see Note 2)	74,314	80,848	90,769	113,451	110,749
Convertible Subordinated Notes (see Note 3)	39,751	32,524	31,416	29,239	27,019
Other (see Note 4)	—	—	—	—	—

Shareholders’ equity under IFRS	1,773,609	1,860,133	2,278,983	2,299,685	2,469,434
Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.
Under U.S. GAAP, until December 31, 2005, ASML accounted for stock option plans using the intrinsic value method in accordance with APB 25 “Accounting for stock issued to employees” and provided pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with SFAS No. 123 “Accounting for Stock Based Compensation”. As of January 1, 2006, ASML applies SFAS No. 123(R) “Share-Based Payment” which is a revision of SFAS No.123. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments.
Note 2 Capitalization of development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets”. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information to account for capitalization of development expenditures under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.
Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.

Note 3 Convertible Subordinated Notes
Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes (“Split accounting”). The equity component relates to the grant of a conversion option to shares to the holder of the bond. Split accounting results in additional interest charges.
Under U.S. GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding.
Note 4 Other
Other differences between IFRS and U.S. GAAP mainly relate to a different accounting treatment of income tax.
“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

1.)	Except for balance sheet data as of December 31, 2006, all figures are unaudited.

2.)	The calculation of diluted net income per ordinary share assumes conversion of our Subordinated Notes as such conversions would have a dilutive effect.